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                                                                   Exhibit 12.1



                           Beckman Instruments, Inc.
               Computation Of Ratio Of Earnings To Fixed Charges
                             (Dollars in millions)

                                                   Year Ended December 31,
                                           1995    1994     1993     1992     1991
                                          -----    -----   ------    -----    -----
Earnings (loss) before income taxes       $72.4    $74.9   $(53.9)   $70.7    $63.8
Add:
  Interest expense                         13.4     13.2     12.7     13.0     15.3
  Portion of rents representative of
    interest factor                         9.7      8.2     10.4      8.6      8.6
                                          -----------------------------------------
      Earnings (loss) as adjusted         $95.5    $96.3   $(30.8)   $92.3    $87.7

Fixed charges:
  Interest expense                        $13.4    $13.2    $12.7    $13.0    $15.3
  Portion of rents representative of
    interest factor                         9.7      8.2     10.4      8.6      8.6
                                          -----------------------------------------
      Total Fixed Charges                 $23.1    $21.4   $ 23.1    $21.6    $23.9

Ratio of earnings (loss) before income
  taxes to fixed charges                    4.1      4.5     *         4.3      3.7

* Earnings were inadequate to cover fixed charges for the year ended December 31, 1993. The coverage deficiency was approximately $53.9.